SOBR Safe, Inc.

6300 E. Hampden Ave. Suite C-308

Denver, Colorado 80222

September 18, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenny O’Shanick
Jennifer Angelini
Melissa Gilmore
Hugh West

Re:	SOBR Safe, Inc.
Request for Withdrawal of Registration Statement on Form S-4
Filed June 9, 2026
File No. 333-296651

Dear Sir or Madam:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), SOBR Safe, Inc. (“SOBR”) hereby requests the withdrawal by the U.S. Securities and Exchange Commission (the “Commission”), effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement, together with all exhibits thereto (the “Registration Statement”), which was initially filed on June 9, 2026.

The Registration Statement was filed in connection with that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of April 24, 2026, by and among SOBR, SOBR Safe Merger Sub, Inc., Clean World Ventures, Inc., and Roy DiBenerdini. SOBR is seeking withdrawal of the Registration Statement because the Merger Agreement was terminated by the parties effective as of September 17, 2026.

SOBR confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

SOBR also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have and questions or need further information, please contact Victoria B. Bantz, Esq. of Clark Hill PLC (vbantz@clarkhill.com) at 303-943-9279.

Respectfully submitted,

SOBR Safe, Inc.

/s/ David Gandini

By: David Gandini

Chief Executive Officer

cc: Victoria B. Bantz, Esq., Clark Hill PLC